                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                             (Amendment No._____)*


                        JUNIATA VALLEY FINANCIAL CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Voting Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   482016102
                        ------------------------------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [_] Rule 13d-1(d)

  CUSIP NO.482016102
           ---------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
      The Juniata Valley Bank - Trust Dept.
      23-0741266

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
      Not applicable.
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4    Pennsylvania


------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5    162,119.041
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    1,402.000

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7    162,119.041
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8    1,402.000

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    163,521.0406

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]
      Not applicable.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11    7.31%


------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12    BK


------------------------------------------------------------------------------

                               Page 2 of 3 pages

Item 1

     (a) Name of Issuer
          Juniata Valley Financial Corp.
     (b) Address of Issuer's Principal Executive Offices
          Bridge and Main Streets, Mifflintown, PA 17059.

Item 2

     (a) Name of Person Filing
          See Row 1, page 2 of Cover Page.
     (b) Address of Principal Business Office or, if none, Residence Bridge and Main Streets, Mifflintown, PA 17059.
     (c) Citizenship
          See Row 4, page 2 of Cover Page.
     (d) Title of Class of Securities
          Voting common stock.
     (e) CUSIP Number
          482016102
          ---------
Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (b) [X]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

Item 4. Ownership.
         See rows 5 through 11 on page 2 of Cover Page.

Item 5. Ownership of Five Percent or Less of a Class.
         Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
         Not applicable.

Item 8. Identification and Classification of Members of the Group.
         Not applicable.

Item 9. Notice of Dissolution of a Group
         Not applicalbe.

Item 10. Certification

     (a) The following certification shall be included if the statement is filed pursuant to (S)240.13d-1(b):

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          1/13/00
                                              ----------------------------------
                                                            Date

                                              /s/ A. Jerome Cook
                                              ----------------------------------
                                                          Signature

                                              A. Jerome Cook, President and
                                              C.E.O. of The Juniata Valley Bank
                                              ----------------------------------
                                                          Name/Title

                               Page 3 of 3 pages